FLAMEMASTER CORPORATION
                                11120 Sherman Way
                              Sun Valley, CA 91352
                               Phone 818-982-1650
                           IRS Employer ID 95-2018730
                           Commission File No. 0-2712


June 24, 2005



Mr. Rufas Decker
Accounting Branch Chief
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-0510

           RE: FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004.
           FILE NO. 0-2712

Dear Mr. Decker,

In reply to your 2nd comment letter dated April 19, 2005, below please find our responses to your requests. Please let me know if additional information and/or explanation are needed. We are also looking forward to working with you to ascertain that we are incompliance with the applicable disclosure requirements of our filing.

     1. As mentioned in the first response letter dated April 5, 2005, we will re-file the Form 10-KSB for fiscal year ended September 30, 2004 of the Flamemaster Corporation as you recommended. All revisions stated herein will also be included in our future filings.

     2. In response to your prior question 2. Item 307-Controls and Procedures and Item 308-Internal Control over Financial Reporting has been revised and will be added to the amended 10KSB as follows:


ITEM 8a CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
----------------------------------
At the end of the period ending September 30, 2004, as reported on in this report, the Company carried out an evaluation, under the supervision and participation of Joseph Mazin, the Company's Chief Executive and Financial Officer, (the "Officer") of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-14. Based upon that evaluation, the Officer concluded that the Company's disclosure controls and procedures are effective in all material respects, with respect to the recording, processing, summarizing and reporting, within the time periods specified in the SEC's rules and forms, of information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act.

Mr. Rufas Decker
June 24, 2005
Page 2 of 9



Internal Controls
-----------------
There were no significant changes made in the Company's internal controls during the year ending September 30, 2004, or in other factors that could significantly affect these controls subsequent to the date of the evaluation described above.

Statement of Income Page 15
---------------------------

     3. In response to your prior question 10. Per your request, we will present interest and other non-operating items below income from operations and before income taxes in our amended Form 10-KSB for September 30, 2004, and all subsequent filings. Please see the updated financial statement.

Statement of Shareholders Equity, page 17
-----------------------------------------

     4. In response to your prior question 13. The split that occurred in May 2004 was classified by The Board of Directors as a 9 for 8 stock split. A public announcement of this fact was made at least 16 days prior to the record date and the market reacted accordingly by adjusting the price of the stock as a stock split. Since the par value of the outstanding shares is not altered, only the par value of the stock, rather than the market value, is transferred from retained earnings to common stock. Please see updated financial statements.

     5. In response to your prior question 14. We revised the balance sheet to reflect the one for ten reverse stock split which occurred before the issuance of the financial statements. Please see the updated financial statements.

Statement of Cash Flows, page 18
--------------------------------

     6. In response to your prior question 17, we have revised our cash transactions on our statement of cash flows for the years ending September 2004 and 2003. Issuance/(repurchase) of preferred restricted stock is now a non-cash item. Please see the updated financial statement, which will be included in our amended 10KSB.

          We will disclose all non-cash transactions, pursuant to paragraph 32 of SFAS 95 in our amended 10KSB for September 30, 2004.

Mr. Rufas Decker
June 24, 2005
Page 3 of 9



     6. In response to your prior question 19. Per your request, we revised statement of cash flows to include employee loans of $1,032 in cash flows from investing activities rather than from operating activities. Please see updated financial statements.

Note A - Summary of Significant Accounting Policies, page 19
------------------------------------------------------------

     7. As noted in our prior response to comment 21, the types of expenses that are included in cost of goods sold line item are all manufacturing costs, and factory overhead expenses.

          Manufacturing costs consist of the payroll for all manufacturing personnel or package our material, and all inventory items.

          Factory overhead expense is every expense that pertains to manufacturing our material, or expenses incurred for the employees who manufacture the material.

          A detailed listing of the expenses and manufacturing costs are in our previous comment to your question# 21. Nothing more is included or excluded.

          The types of expenses that are included in selling is every expense that pertains to the cost of selling our products, or expenses incurred by the people who work in that department, or expenses to support the people of that department. Nothing more is included or excluded. A detailed listing of the expenses is included in our prior comment to question# 21.

          The types of expenses that are included in administrative expenses line item are every expense that pertains to management of the operation, or expenses incurred by the people who work in that department, or expenses to support the people of that department. Nothing more is included or excluded. A detailed listing of the expenses is included in our prior comment to question# 21.

          A detailed description of these expenses will be included in our Note A, of our amended 10-KSB for September 30, 2004.


     9. In response to your prior question 22. We charge our customers for the manufactured product, sales tax, if applicable, and freight, if applicable, on their invoice. Of these charges, only the manufactured product is recorded as revenue. Freight charges that appear on the customers invoice are first paid by the company, and then reimbursed by the customer. So it is appropriate to reimburse our sales expense, freight out, by the amount that our customer is asked to pay.

Mr. Rufas Decker
June 24, 2005
Page 4 of 9



          Freight charges are never recorded as revenue. Only the manufactured product is recorded as revenue.

          The amount of shipping costs paid by the company for fiscal year ending September 30, 2004, was $83,326. The amount of freight charges reimbursed back to us from our customers for fiscal year ending September 30, 2004, was $39,658. The difference between these two amounts is recorded as our sales expense, freight out, $43,668.


     10. In response to your prior question 23 regarding other investments. As stated in our note N of our September 30, 2004 10KSB, the spin-off of StarBiz took the form of a property stock dividend. Prior to November 2003, Flamemaster had over $3,000,000 investment in marketable securities. Flamemaster sold some of these securities to its newly created subsidiary, StarBiz Corporation, reducing it's investment in marketable securities and recording the market value as an investment in StarBiz. On December 30, 2003, with Board of Directors approval, the StarBiz subsidiary was spun-off as a property stock dividend to Flamemaster shareholders. Prior to the stock distribution, Flamemaster filings were consolidated with StarBiz. StarBiz did not operate as a separate entity. The dividend was recorded as a reduction in Other Investments, and a corresponding reduction in Additional Paid in Capital and Retained Earnings. The Company retained a small interest in StarBiz by not distributing all the shares.

          We will revise note N in our 10KSB to clarify the spin-off of StarBiz to Flamemaster shareholders.

Revenue Recognition, page 19
----------------------------

     11. As previously answered in your prior question 24 and 25, we will incorporate our answers to these questions as part of our revenue recognition in our amended 10-KSB.

Note I - Income per Common Share, page 23
-----------------------------------------

     12. In response to your prior question 28. The incremental shares from assumed conversions of convertible preferred stock for 27,701 shares or 2,770 shares (adjusted to reflect 1 for 10 stock split effective October 26, 2004) are included in the computation of diluted EPS; however, the amount is immaterial that when calculated, it did not cause EPS to be antidilutive for the 2004 period. There were no other outstanding stock options in the periods presented.

Note L - Sales Information and Major Customers, page 24
-------------------------------------------------------

Mr. Rufas Decker
June 24, 2005
Page 5 of 9



     13. In response to your prior question 29. During the fiscal year ended September 30, 2004, there were four major customers, including General Services Administration that accounted for 10% or more of our consolidated revenues. The sales for these four customers were as follows:

                  Customer #1    $1,504,442 or 31.37% of sales
                  Customer #2    $1,114,386 or 22.47% of sales
                  Customer #3     $ 537,321 or 10.83% of sales
                  Customer #4     $ 496,325 or 10.01% of sales

          For confidentially and protection of our customer base, we do not disclose the names of our commercial customers.

          We will correct Note L in our amended 10-KSB as listed above.

Note N - Long Term Debt (Prior Years), page 25
----------------------------------------------

     14. In response to your prior question 30. Prior to the stock distribution, Starbiz did not operate as a separate entity, nor were its finances or accounting done separately. Prior to the distribution, it did not have any employees, office equipment, inventory, raw materials or anything that would qualify it as a separate business. It could not be classified as a discontinued operation as no operation existed in the prior quarter.

          According to paragraph 5, SFAS 144 does not apply to investments in equity securities accounted for under the cost or equity method. For this reason, the StarBiz operations were not reported as discontinued operations. Prior to the stock distribution of StarBiz, no operation existed.

          As stated above, Note N will be changed to clarify long term debt in our amended 10KSB

Note O - Subsequent Events, page 27
-----------------------------------

     15. In response to your prior question 32. On May 25, 2005, we received from The Best Group a Rescission Agreement dissolving the agreements between our companies. On May 26, 2005, Flamemaster made a public announcement that they had terminated their contemplated merger agreement with The Best Group. This press release was filed as an exhibit to our May 26, 2005 8-K, in which we reported filing Form 15 to deregister as a reporting company.

          Note O - Subsequent Events, will be changed in our amended 10-KSB to reflect this updated information.

Mr. Rufas Decker
June 24, 2005
Page 6 of 9



Exhibit 11
----------

     16. In response to your prior question 33. Per your request, we revised to present earning per share calculations for both periods ended September 30, 2004 and September 30, 2003 as follows:

                             FLAMEMASTER CORPORATION
                         EARNINGS PER SHARE CALCULATIONS
                               SEPTEMBER 30, 2004
                                   EXHIBIT 11



BASIC
-----
Income from Operations                                           $    504,452
Preferred Dividends                                                    (4,788)
                                                                 ------------
   Income Available To Common Shareholders                       $    499,664
                                                                 ------------

Weighted Average Shares Outstanding
-----------------------------------
Common Stock - Average Outstanding                  165,627
                                               ------------
   Weighted Average Shares Outstanding              165,627
                                               ------------
BASIC EARNINGS PER SHARE                                         $       3.02
                                                                 ============

DILUTED
-------
Income Available to Common Shareholders                          $    499,664
Preferred Dividends                                                     4,788
Interest from Convertible Notes, Net of Taxes                           4,388
                                                                 ------------
   Diluted Income                                                $    508,840
                                                                 ------------

Net Weighted Shares Outstanding
-------------------------------
Common Stock - Average Outstanding                  165,627
Preferred Stock                                       2,770
                                               ------------
   Net Weighted Shares Outstanding                  168,397
                                               ------------

                                                                 ------------
DILUTED EARNINGS PER SHARE                                       $       3.02
                                                                 ============

Mr. Rufas Decker
June 24, 2005
Page 7 of 9



                             FLAMEMASTER CORPORATION
                         EARNINGS PER SHARE CALCULATIONS
                               SEPTEMBER 30, 2003
                                   EXHIBIT 11



BASIC
-----
Income from Operations                                           $    538,519
Preferred Dividends                                                    (5,745)
                                                                 ------------
   Income Available To Common Shareholders                       $    532,774
                                                                 ------------

Weighted Average Shares Outstanding
-----------------------------------
Common Stock - Average Outstanding                  157,313
                                               ------------
   Weighted Average Shares Outstanding              157,313
                                               ------------
BASIC EARNINGS PER SHARE                                         $       3.39
                                                                 ============

DILUTED
-------
Income Available to Common Shareholders                          $    532,774
Preferred Dividends                                                     5,745
Interest from Convertible Notes, Net of Taxes                          46,059
                                                                 ------------
   Diluted Income                                                $    584,578
                                                                 ------------

Net Weighted Shares Outstanding
-------------------------------
Common Stock - Average Outstanding                  157,313
Preferred Stock                                       3,116
Convertible Notes                                    26,595
                                               ------------
   Net Weighted Shares Outstanding                  187,024
                                               ------------

DILUTED EARNINGS PER SHARE                                       $       3.13
                                                                 ============

Mr. Rufas Decker
June 24, 2005
Page 8 of 9



               FORM 10-QSB FOR THE PERIOS ENDED DECEMBER 31, 2004
               --------------------------------------------------

     17. All revisions stated herein will also be included in our future interim filings.


Item 3. Controls and Procedures
-------------------------------

     18. We will revise our Item 3. Controls and Procedures in our amended Form 10-QSB for December 2004, to be as of the end of the period covered by the report rather than within 90 days before the filing date of the report, similar to the Controls and Procedures listed in answer to your question #2 of this letter.

     19.  We have revised our certification filed as Exhibit 31 as required by
          Item 308 of Regulation S-B as follows:



                                   EXHIBIT 31
                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 302 OF THE SARBANED-OXLEY ACT OF 2002

I Joseph Mazin, Chief Executive Officer and Chief Financial Officer, certify that:

     1. I have reviewed this quarterly report on Form 10-QSB of The Flamemaster Corporation;

     2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this 10-QSB;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15
          (e)) for the small business issuer and I have;

          a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

Mr. Rufas Decker
June 24, 2005
Page 9 of 9



          b. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

          c. Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

     5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




Date
Signature

We have endeavored to answer clearly your questions regarding our 10KSB for September 30, 2004 and our 10QSB for December 2004 and will incorporate all changes in our amended reports.

Sincerely,

/s/ Joseph Mazin

Joseph Mazin
President and Chief Executive Officer

                           THE FLAMEMASTER CORPORATION
                                  BALANCE SHEET
                               SEPTEMBER 30, 2004



                                                                    2004
                                                                ------------
ASSETS
------

CURRENT ASSETS:

    Cash and Cash Equivalents                                   $  2,106,792
    Marketable Securities (Note C)                                    74,009
    Accounts Receivable, less Allowance For
        Doubtful Accounts of $5,000 in 2004                          691,395
    Inventories (Note D)                                           1,034,287
    Prepaid Expenses and Other Assets                                 53,300
    Notes Receivable                                                   7,853
    Deferred Income Taxes (Note J)                                    40,130
    Other Investments                                                328,713
                                                                ------------
    TOTAL CURRENT ASSETS                                           4,336,479
                                                                ------------

EQUIPMENT AND IMPROVEMENTS, at cost
    Machinery and Equipment                                          753,156
    Furniture and Fixtures                                           149,325
    Laboratory Equipment                                              82,745
    Leasehold Improvements                                           135,375
    Transportation Equipment                                          20,036
                                                                ------------
                                                                   1,140,637

    Less Accumulated Depreciation                                   (993,621)
                                                                ------------
    NET EQUIPMENT AND IMPROVEMENTS                                   147,016
                                                                ------------
PRC LICENSE AGREEMENTS, net of
    Accumulated Amortization of
    $172,357 in 2004 (Note E)                                             --
                                                                ------------
TOTAL ASSETS                                                    $  4,483,495
                                                                ============




                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                                  BALANCE SHEET
                               SEPTEMBER 30, 2004




                                                                    2004
                                                                ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:

    Accounts Payable                                            $    203,455
    Accrued Expenses                                                  45,346
    Income Taxes Payable                                              23,737
    Deferred Tax Liability (Note J)                                   47,478
                                                                ------------

    TOTAL CURRENT LIABILITIES                                        320,016
                                                                ------------

TOTAL LIABILITIES                                                    320,016
                                                                ------------

COMMITMENTS AND CONTINGENCIES (Note E, F and H)

SHAREHOLDERS' EQUITY (Notes A and G):

    Common Stock, par value $.01 per share, authorized
       6,000,000 shares; issued and outstanding 179,177
       shares in 2004                                                  1,792 *
    Additional Paid-In Capital                                     3,762,307
    Retained Earnings                                                392,591
    Allowance For Marketable Securities                                6,789
                                                                ------------

TOTAL SHAREHOLDERS' EQUITY                                         4,163,479
                                                                ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $  4,483,495
                                                                ============


*   Adjusted to reflect 1 for 10 stock split effective October 26, 2004.


                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                               STATEMENT OF INCOME
                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003



                                                     2004            2003
                                                 ------------    ------------

NET SALES (Note L)                               $  4,959,929    $  4,769,094

COSTS AND EXPENSES:
       Cost of Goods Sold                           2,618,751       2,579,394
       Selling and Administrative                   1,111,737       1,079,928
       Laboratory Costs                               427,096         408,725
       Royalties, Interest and Other                   62,269         126,465
                                                 ------------    ------------
                                                    4,219,853       4,194,512
                                                 ------------    ------------

INCOME FROM OPERATIONS BEFORE INCOME TAXES            740,076         574,582

INTEREST, ROYALTIES AND OTHER INCOME                   75,868         328,758

PROVISION FOR INCOME TAXES                            311,492         364,821
                                                 ------------    ------------
NET INCOME                                            504,452         538,519

       PREFERRED STOCK DIVIDENDS                       (4,788)         (5,745)

                                                 ------------    ------------
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS        499,664         532,774

    PREFERRED STOCK DIVIDENDS                           4,788           5,745

    INTEREST ON CONVERTIBLE NOTES, NET OF TAX           4,388          46,059
                                                 ------------    ------------
NET INCOME ATTRIBUTABLE TO COMMON STOCK AND
    ASSUMED CONVERSIONS                          $    508,840    $    584,578
                                                 ============    ============

NET INCOME PER SHARE, BASIC (Note I)             $       3.02*   $       3.39 **
                                                 ============    ============

NET INCOME PER SHARE, DILUTED (Note I):          $       3.02*   $       3.13 **
                                                 ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING                   165,627*        157,313 **

WEIGHTED AVERAGE SHARES OUTSTANDING
    DILUTED                                           168,397*        187,024 **



*    Adjusted to reflect 1 for 10 stock split effective October 26, 2004.
** Adjusted to reflect 9 for 8 stock split effective May 7, 2004 and 1 for 10 stock split effective October 26, 2004.


                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                        STATEMENT OF COMPREHENSIVE INCOME
                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003




                                                     2004            2003
                                                 ------------    ------------


NET INCOME                                       $    504,452    $    538,519
CHANGE IN UNREALIZED GAIN/ (LOSSES) ON
    MARKETABLE SECURITIES, NET OF TAX                   6,789        (267,032)
RECLASSIFICATION ADJUSTMENT                            (9,516)        (97,566)
                                                 ------------    ------------
COMPREHENSIVE INCOME/(LOSS)                      $    501,725    $    173,921
                                                 ============    ============






















                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                        STATEMENT OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2004



                                                                                                           UNREALIZED
                                PREFERRED STOCK             COMMON STOCK        ADDITIONAL                 GAIN/(LOSS)
                           ------------------------   -----------------------     PAID-IN       RETAINED  ON MARKETABLE
                             SHARES        AMOUNT        SHARES       AMOUNT      CAPITAL       EARNINGS    SECURITIES     TOTAL
                           ----------   -----------   -----------   ---------   -----------   -----------   ---------   ----------
BALANCE, SEPTEMBER 30, 2002        --   $        --     1,407,710   $  14,077   $ 3,314,668   $ 2,259,256   $(471,755)  $5,116,246

REDEMPTION OF COMMON STOCK
WITH CASH                                                 (25,230)       (255)      (84,486)      (73,708)         --     (158,449)

CASH DIVIDENDS ON COMMON
STOCK $.032 PER SHARE                                                                    --      (134,486)         --     (134,486)

PREFERRED STOCK ISSUED IN
NOTES CONVERSION               41,038           410            --          --       741,590            --          --      742,000

CASH DIVIDENDS ON PREFFERED
STOCK $.56 PER SHARE                                                                     --        (5,745)         --       (5,745)

UNREALIZED GAIN/(LOSS) ON
SECURITIES, NET OF TAX                                                                                        204,723      204,723

NET INCOME                                                                                        538,519          --      538,519

BALANCE, SEPTEMBER 30, 2003    41,038           410     1,382,480      13,822     3,971,772     2,583,836    (267,032)   6,302,808
                           ----------   -----------   -----------   ---------   -----------   -----------   ---------   ----------
CONVERSION OF PREFERRED
STOCK                         (41,038)         (410)           --          --           410            --                       --

CALL/CONVERSION OF NOTES                                  235,391       2,354       911,146                                913,500

PROPERTY DIVIDENDS                                                               (1,085,715)   (2,437,171)              (3,522,886)

CASH DIVIDENDS FOR
FRACTIONAL SHARES                                                                                 (32,096)                 (32,096)

CASH DIVIDENDS ON PREFFERED
STOCK $.56 PER SHARE                                                                               (4,788)                  (4,788)

CASH DIVIDEND ON COMMON
STOCK $.032 PER SHARE                                                                             (44,423)                 (44,423)

CASH DIVIDEND ON COMMON
STOCK $.023 PER SHARE                                                                             (78,799)                 (78,799)

REDEMPTION OF COMMON STOCK
WITH CASH                                                 (25,682)       (254)      (51,452)      (96,404)                (148,110)

STOCK SPLIT-UP                                            201,609       2,016                      (2,016)                      --

REVERSE STOCK SPLIT*                                   (1,614,621)    (16,146)       16,146                                     --

UNREALIZED GAIN/(LOSS) ON
SECURITIES, NET OF TAX                                                                                        273,821      273,821

NET INCOME                                                                                        504,452                  504,452
                           ----------   -----------   -----------   ---------   -----------   -----------   ---------   ----------
BALANCE, SEPTEMBER 30, 2004        --   $        --       179,177   $   1,792   $ 3,762,307   $   392,591   $   6,789   $4,163,479
                           ==========   ===========   ===========   =========   ===========   ===========   =========   ==========

* Adjusted to reflect 1 for 10 stock split effective October 26, 2004.


                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003



                                                                                   2004             2003
                                                                               ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                     $    504,452    $    538,519
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and Amortization                                                    69,300          56,543
    (Increase)/decrease in Accounts Receivable                                     (201,919)         44,215
    (Increase)/decrease in Inventories                                              (30,047)         76,045
    (Increase)/decrease in Notes Receivable                                          58,003         (66,888)
    (Increase)/decrease in Settlement Receivable                                         --              95
    (Increase)/decrease in Prepaid Expenses and Other Assets                        (13,372)         (9,787)
    (Increase)/decrease in Deferred Income Tax Assets Due To Operations              31,815         292,344
    Increase/(decrease) in Accounts Payable                                          94,733         (56,675)
    Increase/(decrease) in Accrued Expenses                                          22,632         (35,450)
    Increase/(decrease) in Income Taxes Payable                                       8,760          71,773
    Increase/(decrease) in Deferred Income Tax Liabilities Due To Operations         10,185          15,723
                                                                               ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                           554,542         926,457
                                                                               ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of Property, Plant and Equipment                                       (6,483)        (33,899)
    (Increase)/decrease in Employee Loans                                             1,032              --
    (Increase)/decrease in Other Investments                                       (328,713)         46,287
    (Increase)/decrease in Investment Securities                                  3,497,511        (317,344)
                                                                               ------------    ------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                               3,163,347        (304,956)
                                                                               ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Minority Interest                                                                (1,900)          1,900
    Increase/(decrease) in Notes Payable                                                 --         (45,100)
    Issurance/(repurchase) of Common Stock                                         (148,110)       (158,449)
    Property Dividends                                                           (3,522,886)             --
    Dividends Paid for Fractional Shares                                            (32,096)             --
    Dividends Paid for Common Stock                                                (123,222)       (134,486)
    Dividends Paid for Preferred Stock                                               (4,788)         (5,745)
                                                                               ------------    ------------
NET CASH USED IN FINANCING ACTIVITIES                                            (3,833,002)       (341,880)
                                                                               ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (115,113)        279,621

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                      2,221,905       1,942,284
                                                                               ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                         $  2,106,792    $  2,221,905
                                                                               ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:
    Interest                                                                   $      7,314    $     76,765
                                                                               ============    ============
    Income Taxes                                                               $    279,000    $    281,000
                                                                               ============    ============

                 See accompanying notes to financial statements.